MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
First Quarter Ended March 31, 2023

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 11, 2023, should be read in conjunction with IAMGOLD's unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2023 (“consolidated interim financial statements”). This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2022, and the related MD&A included in the 2022 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.
ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with two operating mines: Essakane (Burkina Faso) and Westwood (Canada) and is building the large-scale, long life Côté Gold project (“Côté Gold”) (Canada) which is expected to start production in the beginning of 2024 (referred to as continuing operations). The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas.
On January 31, 2023, IAMGOLD completed the sale of its interests in Rosebel (see below). Rosebel is accounted for as an asset held for sale until derecognition on January 31, 2023, and discontinued operation for one month ended January 31, 2023. On December 20, 2022, the Company entered into definitive agreements to sell its interests in the West Africa development and exploration assets. The assets are reported as assets held for sale in the financial statements and MD&A.
IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance (“ESG”) practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.
HIGHLIGHTS - FIRST QUARTER 2023

Operating and financial results
•Attributable gold production from continuing operations was 113,000 ounces.
•Revenues from continuing operations were $226.2 million from sales of 119,000 ounces (109,000 ounces on an attributable basis) at an average realized gold price of $1,893 per ounce.
•Cost of sales per ounce sold from continuing operations was $1,176, cash cost2 per ounce sold from continuing operations was $1,094 and all-in-sustaining-cost2 (“AISC”) per ounce sold from continuing operations was $1,525.
•Net earnings attributable to equity holders2 of $6.3 million or $0.01 per share and adjusted net earnings attributable to equity holders2 of $24.9 million or $0.05 per share.
•Net cash from operating activities was $13.4 million. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles2, was $55.7 million.
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)2 from continuing operations was $68.4 million and adjusted EBITDA2 was $83.0 million.
•Mine-site free cash flow2 from continuing operations was $2.7 million.
•Cash and cash equivalents of $532.1 million as at March 31, 2023. The Company repaid $255.0 million of the secured revolving credit facility (“Credit Facility”) during the first quarter 2023 and the available balance is $257.3 million as at March 31, 2023.
Côté Gold
•As of March 31, 2023, the Côté Gold project was estimated to be 79.8% complete.
•The Company incurred attributable construction costs at Côté of $158.6 million in the first quarter 2023, and approximately $1.37 billion since the commencement of construction, on a 70% basis.
•Sumitomo Metal Mining Co., Ltd. and SMM Gold Cote Inc. (“Sumitomo” or “SMM”) funded $189.0 million of the Company’s funding obligation and an incremental $7.1 million based on its increased ownership during the first quarter 2023 as per the Joint Venture Funding and Amending Agreement (“JV Funding and Amending Agreement”), reducing the Company’s interest in the unincorporated joint venture to 62.5%.
•Sumitomo funded a total of $61.0 million of the Company’s contributions during April and May, further decreasing the Company's interest to 60.3% and concluding the funding arrangement. It is estimated that SMM will contribute an additional $82.8 million during the remainder of 2023 based on its increased ownership.

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1.Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which meet a set of broadly based environmental, social and governance rating criteria
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	2

•The estimated attributable cost to complete the construction is $625 to $700 million, on a 70% and incurred basis. IAMGOLD is expected to fund $460 to $535 million during the remainder of 2023 based on its 60.3% ownership in Côté Gold unincorporated joint venture. See “Côté Gold Project”.
Corporate
•On January 31, 2023, the Company completed the sale of its interests in the Rosebel mine to Zijin Mining Group Co. Ltd. (“Zijin”) that was announced on October 18, 2022. The Company received cash proceeds of $386.4 million in the first quarter 2023, consisting of sales proceeds of $360.0 million, plus $29.8 million of cash held by Rosebel on January 31, 2023, less preliminary working capital adjustments of $3.4 million. The Company is due to receive approximately $9.8 million by June 30, 2023, consisting of the remaining cash balance held by Rosebel on January 31, 2023 of $9.6 million plus $0.2 million of final working capital adjustments.
•On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal for aggregate gross cash proceeds of $197.6 million (pre-tax). The gross proceeds include deferred payments of $32.0 million which are anticipated to be received during the third quarter 2023. See “Bambouk Assets”.
•The Company has available liquidity of $789.4 million comprised of cash and cash equivalents of $532.1 million and the available balance of the Credit Facility of $257.3 million as at March 31, 2023. Following the closing of the remaining strategic asset sales described above, the Company believes that it has sufficient liquidity to fund the remaining $460 to $535 million required for the completion of construction of the Côté Gold Project based on the current schedule and estimate. The Company continues to advance additional financing initiatives to strengthen its balance sheet and improve its liquidity in order to place the Company in a strong position to return to a 70% interest in the Côté Gold Project. See “Liquidity and Capital Resources - Liquidity Outlook”.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	3

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2023, see “Outlook”, and for individual mines and projects performance, see “Quarterly Updates”. The following table summarizes certain operating and financial results for the three months ended March 31, 2023 (Q1 2023) and March 31, 2022 (Q1 2022) and certain measures of the Company's financial position as at March 31, 2023, December 31, 2022, and March 31, 2022. Financial results of Rosebel include the one month period ended January 31, 2023, prior to the closing of the sale to Zijin.

	Q1 2023	Q1 2022
Key Operating Statistics
Gold production – attributable (000s oz)
- Essakane	92	112
- Westwood	21	16
Total from continuing operations	113	128
- Rosebel	25	46
Total gold production – attributable (000s oz)	138	174
Gold sales – attributable (000s oz)
- Essakane	88	119
- Westwood	21	16
Total from continuing operations	109	135
- Rosebel	24	46
Total gold sales – attributable (000s oz)	133	181
Cost of sales[1] ($/oz sold) – attributable
- Essakane	$1,063	$784
- Westwood	1,657	1,922
Total from continuing operations	$1,176	$921
- Rosebel	949	1,369
Total cost of sales[1] ($/oz sold) – attributable	$1,136	$1,035
Cash costs[2] ($/oz sold) – attributable
- Essakane	$964	$781
- Westwood	1,646	1,886
Total from continuing operations	$1,094	$914
- Rosebel	949	1,315
Total cash costs[2] ($/oz sold) – attributable	$1,068	$1,017
AISC[2] ($/oz sold) – attributable
- Essakane	$1,157	$1,134
- Westwood	2,508	2,376
Total from continuing operations	$1,525	$1,389
- Rosebel	1,358	1,784
Total AISC[2] ($/oz sold) – attributable	$1,495	$1,490
Average realized gold price ($/oz)
- Continued operations	$1,893	$1,789
- Discontinued operations	1,905	1,886
Total average realized gold price ($/oz)	$1,895	$1,813
1.Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated interim financial statements.
2.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	4

	Q1 2023	Q1 2022
Financial Results ($ millions from continuing operations)
Revenues	$226.2	$265.0
Gross profit	$43.1	$71.0
EBITDA[1]	$82.8	$135.0
- Continuing operations	$68.4	$110.3
- Discontinued operations	$14.4	$24.7
Adjusted EBITDA[1]	$106.4	$137.6
- Continuing operations	$83.0	$110.8
- Discontinued operations	$23.4	$26.8
Net earnings attributable to equity holders	$11.9	$23.8
- Continuing operations	$6.3	$16.0
- Discontinued operations	$5.6	$7.8
Adjusted net earnings attributable to equity holders[1]	$39.5	$26.1
- Continuing operations	$24.9	$16.4
- Discontinued operations	$14.6	$9.7
Net earnings per share attributable to equity holders - continuing operations	$0.01	$0.03
Adjusted net earnings per share attributable to equity holders[1] - continuing operations	$0.05	$0.03
Net cash from operating activities before changes in working capital[1] - continuing operations	$55.7	$108.7
Net cash from operating activities	$28.8	$142.3
- Continuing operations	$13.4	$116.0
- Discontinued operations	$15.4	$26.3
Mine-site free cash flow[1]	$8.6	$86.6
- Continuing operations	$2.7	$86.9
- Discontinued operations	$5.9	$(0.3)
Capital expenditures[1,2] – sustaining	$35.0	$56.1
Capital expenditures[1,2] – expansion	$159.1	$80.0
	March 31	December 31
	2023	2022
Financial Position ($ millions)
Cash, cash equivalents and short-term investments	$532.1	$407.8
Long-term debt	$661.8	$918.7
Net cash (debt)[1]	$(261.6)	$(605.6)
Available Credit Facility	$257.3	$26.6
1.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
2.Capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	5

Attributable Gold Production (000s oz)
128
16
112
121
14
107
134
19
115
116
18
98
113
21
92
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Essakane
Westwood

Attributable Gold Sales (000s oz)
135
16
119
118
14
104
138
18
120
115
18
97
109
21
88
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Essakane
Westwood

Cost of sales¹, Cash costs² and AISC² ($/oz)
1,366
1,389
921
914
1,584
1,485
1,034
1,028
1,586
1,448
1,067
1,063
1,536
1,741
1,157
1,226
1,579
1,525
1,176
1,094
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Cost of sales¹
Cash costs¹,²
Depreciation ($/oz)
AISC¹,²

Revenue and Average Realized Price
1,789
1,773
1,677
1,639
1,893
265.0
232.1
254.5
207.2
226.2
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Revenue
Average Realized Price

Capital Expenditures
142.2
78.5
7.6
56.1
213.7
169.6
4.7
39.4
200.5
151.5
4.7
44.3
188.2
132.1
5.5
50.6
194.1
158.6
0.5
35.0
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Sustaining
Expansion (Operations)
Expansion (Côté)

Operating Cash Flow and Adjusted EBITDA
(continuing operations)

116.0
110.8
33.9
81.8
99.2
82.1
12.3
38.9
13.4
83.0
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Operating Cash Flow
Adjusted EBITDA

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1.Cost of sales, including depreciation, cash costs and AISC are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane).
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	6

OUTLOOK

Operating Performance

	Actual Q1 2023	Full Year Guidance 2023[1]
Essakane (000s oz)	92	340 – 380
Westwood (000s oz)	21	70 – 90
Total attributable production (000s oz)[2]	113	410 – 470
Cost of sales[2] ($/oz sold)	$1,176	$1,125 – $1,175
Cash costs2.3 ($/oz sold)	$1,094	$1,125 – $1,175
AISC[2,3] ($/oz sold)	$1,525	$1,625 – $1,700
Depreciation expense ($ millions)	$44.0	$245 – $255
Income taxes[4] paid ($ millions)	$11.0	$70 – $80
1.The full year guidance is based on the following 2023 full year assumptions, before the impact of hedging: average realized gold price of $1,650 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $91 per barrel.
2.Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.
3.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
4.The income taxes paid guidance reflects continuing operations and does not include the cash tax obligation arising as part of the Bambouk sales process. See “Bambouk Assets” for additional details.
Production Outlook
Attributable gold production guidance for 2023 is unchanged and is expected to be in the range of 410,000 to 470,000 ounces.
Costs Outlook
Costs guidance for 2023 is unchanged with cash costs1 expected to be between $1,125 and $1,175 per ounce sold and AISC1 expected to be in the range of $1,625 to $1,700 per ounce sold. The Company anticipates that costs will increase during the second and third quarters of 2023 and could be at or above the high end of the annual guidance range due to higher volumes of waste stripping planned during these periods.
Pricing for the main consumables including cyanide, lime and grinding media remains in line with the levels realized in the second half of 2022. Pricing of fuel and fuel-linked products are expected to remain under pressure, reflecting continued imbalances in global supply and demand. Increases in oil prices are expected to be partially mitigated by the existing oil hedge program, see “Market Risk”. Excluding the impact of the Company’s hedging program, a $10/bbl increase in the oil price is estimated to result in an increase to cash costs of $12 per ounce sold. With current hedges in place, the same movement is estimated to result in an increase in cash costs of $7 per ounce sold.
Capital Expenditures1
Sustaining capital expenditures¹ for 2023 are expected to be approximately $195 million (± 5%) of which the majority is related to capitalized stripping at Essakane and underground development at Westwood (see quarterly update on "Essakane, Burkina Faso"). Expansion capital expenditures¹ for 2023 are expected to be approximately $805 to $880 million with Côté Gold expenditures, on an incurred basis, expected to be approximately $800 to $875 million, based on IAMGOLD's 70% accounting for Côté Gold (see also “Côté Gold Project"). Other expansion capital expenditures¹ (excluding Côté Gold) are expected to be approximately $5 million (± 5%) at Essakane in fulfillment of the relocation commitment to the Essakane village.

	Actual Q1 2023			Full Year Guidance 2023[2]
($ millions)	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total
Essakane	$17.1	$0.5	$17.6	$150	$5	$155
Westwood	17.8	—	17.8	45	—	45
	$34.9	$0.5	$35.4	$195	$5	$200
Côté Gold[4]	—	158.6	158.6	—	800 – 875	800 – 875
Corporate	0.1	—	0.1	—	—	—
Total[5,6,7,8]	$35.0	$159.1	$194.1	$195	$ 805 – 880	$ 1,000 – 1,075
1. 100% basis, unless otherwise stated.
2.Capital expenditures guidance (±5%) at Essakane and Westwood.
3.Sustaining capital includes capitalized stripping of (i) $6.4 million for Essakane and $2.7 million for Westwood in the first quarter 2023 and (ii) $90 million for Essakane and $6.0 million for Westwood for the full year guidance. See “Outlook” sections below.
4. 70% basis.
5.Includes $3.0 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
6.Capitalized borrowing costs are not included.
7.See “Costs Outlook” section above.
8.The full year guidance does not include expenditures for the Boto asset currently held for sale. See “West Africa – Bambouk Assets” for additional details.

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1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	7

Exploration
Exploration expenditures for 2023 are expected to be approximately $18.0 million, including $3.0 million on the Gosselin resource delineation drilling program, as well as other near-mine and greenfield programs.

	Actual Q1 2023			Full Year Guidance 2023[1]
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield[2]	$—	$2.8	$2.8	$—	$13	$13
Exploration projects – brownfield	1.1	0.5	1.6	3	2	5
	$1.1	$3.3	$4.4	$3	$15	$18
1.The full year guidance does not include expenditures for the Boto asset currently held for sale. See “West Africa – Bambouk Assets” for additional details.
2.Exploration projects - greenfield does not include $2.3 million of expenditures for the Boto asset currently held for sale.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:
•Maintaining its culture of accountable mining through high standards of ESG practices; and
•The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees, contractors and consultants first.
The Company has implemented the Mining Association of Canada's Toward Sustainable Mining ("TSM") framework at all its operations and will be seeking external assurance of compliance relating to the implementation of the World Gold Council’s ("WGC") Responsible Gold Mining Principles in the second quarter 2023. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative Compliant Sustainability Report. As part of its accountability and reporting framework, the Company has also committed to reporting in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") guidelines and expects to release its initial TCFD report in 2023.
Environmental
The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas (“GHG”) emissions. In September 2021, the Company announced that it had set a global target of reaching net negative GHG emissions by no later than 2050. The Company also announced a target of achieving net positive biodiversity. Medium-term targets will be set as part of the Company’s roadmap to achieve these global targets. An external review of the Company’s GHG emissions profile across all sites has been completed and a draft action plan of the Company’s global commitments is currently being updated with the recent sale of some Company assets. The details of the roadmap will be published in the inaugural TCFD report in 2023.
At Côté Gold, permitting efforts continued in the first quarter 2023 with permit amendments received allowing for additional temporary camp infrastructure to support an increase in workers on site during construction. A Notice of Material Change to the Closure Plan was also filed in March 2023 to update financial assurance and consolidate the existing Côté Gold and Chester Mine Closure Plans.
During the first quarter 2023, the Company’s environment department prepared site for freshet conditions, continued to work closely with the construction and operational readiness teams and is developing the Departmental Strategy to lead into operations. The Company applied to the Ontario Ministry of the Environment, Conservation and Parks for initial entry into the Emissions Performance Standards program to further compliance with its environmental obligations including establishing an emissions baseline for the Côté operation. The Company has since received a fuel exemption certificate under section 36 of the Greenhouse Gas Pollution Pricing Act and the Fuel Charge Regulations.
At Essakane, significant progress has been made in the studies and the action plan for the update of the mine closure plan, in consultation with government authorities. The updated closure plan is scheduled to be completed by mid-2023.
Health and Safety
Health and safety is core to the Company’s relentless pursuit of its Zero Harm® vision. Through various prevention programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.60 as at March 31, 2023 (compared to 0.29 as at March 31, 2022), tracking above the Company’s annual target of 0.40, with an increasing trend since October 2022. The TRIFR (total recordable injuries frequency rate) was 0.84 as at March 31, 2023 (compared to 0.83 as at March 31, 2022), tracking above the Company’s annual target of 0.69.
The increasing trend is due to the recordable incidents at Westwood that impacted the global TRIFR and DARTFR during the first quarter 2023. In addition to the existing preventive Health and Safety program, specific actions have been implemented to mitigate the reoccurrence of these incidents.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	8

Social and Economic Development
The Company is continuously exploring opportunities for investing and partnering with the communities impacted by its continuing operations.
At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, a program established by the government, pursuant to which the Company committed to contribute 1% of its annual revenues. The contribution for the first quarter 2023 is estimated at $1.9 million. Progress has been made towards the deployment in the field of the FAMAGODO project, a 2-year partnership program with the United Nations Development Programme (“UNDP”) for the implementation of a local development initiative to benefit the communities of Falagountou, Markoye, Gorom-Gorom and Dori, fostering youth employment, reducing poverty, strengthening local infrastructure, and supporting capacity as well as local governance. In late January 2023, Essakane and the UNDP formally presented the FAMAGODO project to regional authorities and local stakeholders in the community of Dori, receiving positive feedback for the planned implementation. Through the 2-year partnership, a total of $2.5 million will be invested, of which $2 million will be directly funded by IAMGOLD.
Phase 2 of the Water Triangle project, the Company’s partnership with Global Affairs Canada, Cowater and One Drop was approved and signed by the parties in late December 2022. The project will be implemented over a 6-year period and its objectives are to build on Phase 1 infrastructures and to increase drinking water supplies, improve water sanitation, enhance governance of water management services, promote economic development, and contribute to the growth of revenues from agriculture, livestock and market gardening production in the communes of Dori, Gorom-Gorom and Falagountou. In February 2023, Cowater carried out an exploratory information collection mission and presentation of Phase 2 to the partnership’s stakeholders in Dori. A subsequent mission is scheduled for April 2023. Phase 2 of the project is expected to benefit an additional estimated 75,000 people once completed.
The Women and Youth in Action for Sustainable Ecosystems Project ("FAED") contribution agreement was signed by SOCODEVI and Veridis Terra with Global Affairs Canada. The development of the implementation plan should be completed within six months. FAED is a biodiversity conservation and forest landscape restoration project in the Dori, Gorom-Gorom and Falagountou communes.
The Company has continued to advance work on its previously announced partnership with Giants of Africa. A new basketball court built in Bobo Dioulasso, Burkina Faso’s second largest city, was carried out in collaboration with the Municipality and was officially inaugurated on January 17, 2023. This is the second new basketball court unveiled in Burkina Faso through IAMGOLD’s 4-year partnership with Giants of Africa, following the construction and renovation of the Maison des Jeunes sports complex in Ouagadougou in 2021.
Essakane also continued its direct community investment initiative. With the donation of 30 motorized cultivators to agricultural producers, 3 local tillers maintainers were trained and provided with kits. Also, as part of the community health program, medicines were distributed to the health districts of Zone 1 and to the Regional Hospital Center of Dori. Support was also provided to vulnerable households and internally displaced persons. The reconstruction process of RAP 1 Phase 1 was still significantly negatively impacted by insecurity and price inflation. Alternative options are being assessed.
During the first quarter 2023, the Company awarded a total of 32 five-year scholarships to post-secondary students pursuing a bachelor’s or master’s degree in Burkina Faso, or who are enrolled in an engineering program. Disbursed through an initial payment and then a regular monthly stipend, the scholarship will help the students pay for living expenses and purchase essential items, such as a laptop or books.
At Côté Gold, the Minister of Mines and Chief of Flying Post First Nation visited the site for a tour during the first quarter 2023. Various committee meetings were held with First Nations partners including the annual Impact Benefit Agreement (IBA) Leadership Committee, IBA Committee, Environmental Management Committee, Employment and Training sub-Committee and Socio-economic Management and Monitoring Committee. An IBA Implementation Committee was held with the Abitibi Inland Historic Métis Community (Métis Nation of Ontario, Region 3). Through a partnership with Indspire, an Indigenous education charity, four educational bursaries were awarded to post-secondary students from Mattagami First Nation, Flying Post First Nation and the Métis Nation of Ontario. Outreach also occurred with regional stakeholders in Timmins and Sudbury.
At Westwood, the first official in-person meeting of the Fayolle Citizens Committee was held on March 15. The Citizens Committee will meet three times per year for the duration of the project. Five scholarships were awarded through the Université du Québec en Abitibi-Temiscamingue. A donation was also provided to Centraide.
Equity, Diversity and Inclusion
The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company’s values is to conduct itself with respect and to embrace diversity. The Company has established an Equity, Diversity and Inclusion (“EDI”) Steering Committee to further enhance the Company’s strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level. The Company completed a diagnostic evaluation of its EDI status, and the findings and recommendations (global and site specific) were rolled out across the Company to develop action plans. The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. The Company is also an active contributor to the Mining Association of Canada’s Towards Sustainable Mining protocol on EDI and is working closely with Mining HR Canada on various initiatives, including with the representation of a member of management as Chair on the “Safe Workplaces for All” council.
In addition, IAMGOLD was recognized as a GTA Top 100 Employer for its efforts on various inclusion, engagement and culture work.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	9

Governance
The Board of Directors of IAMGOLD (the “Board”) adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. In terms of diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30% female directors. With respect to Board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years. Currently, women represent approximately 44% of the directors and the average tenure of directors on the Board is less than two years.
•On February 22, 2023, Christiane Bergevin was appointed to the Company’s Board as an independent director.
•On March 6, 2023, Renaud Adams was appointed by the Board as President and Chief Executive Officer, effective April 3, 2023. Mr. Adams is replacing Maryse Bélanger, Chair of the Board, who was acting as Interim President and CEO during the executive search process. Ms. Bélanger will continue in her role as Chair of the Board.
•On March 6, 2023, Maarten Theunissen was appointed permanent Chief Financial Officer, having served as Interim CFO since September 2022.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	10

QUARTERLY UPDATES

West Africa

Essakane District, Burkina Faso
The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 km northeast of the capital, Ouagadougou. The Essakane District includes the Essakane Mine and the surrounding mining lease and exploration concessions totaling approximately 650 square kilometres. The Company owns a 90% interest in the Essakane mine with the remaining 10% held by the government of Burkina Faso.
Essakane Mine (IAMGOLD interest – 90%)

	Q1 2023	Q1 2022
Key Operating Statistics[1]
Ore mined (000s t)	1,657	3,832
Grade mined (g/t)	1.82	1.05
Waste mined (000s t)	4,628	11,346
Material mined (000s t) – total	6,285	15,178
Strip ratio[2]	2.8	3.0
Ore milled (000s t)	2,175	3,162
Head grade (g/t)	1.62	1.39
Recovery (%)	91	88
Gold production (000s oz) – 100%	103	124
Gold production (000s oz) – attributable 90%	92	112
Gold sales (000s oz) – 100%	98	131
Average realized gold price[3] ($/oz)	$1,893	$1,885
Financial Results ($ millions)[1]
Revenues[4]	$186.5	$248.2
Cost of sales[4]	104.6	103.1
Production costs	97.4	80.9
(Increase)/decrease in finished goods	(2.3)	9.9
Royalties	9.5	12.3
Cash costs[3]	94.9	102.7
Sustaining capital expenditures[3,5]	17.1	47.7
Expansion capital expenditures[3]	0.5	1.0
Total capital expenditures	17.6	48.7
Earnings from operations	43.6	90.2
Performance Measures[6]
Cost of sales excluding depreciation ($/oz sold)	$1,063	$784
Cash costs[3] ($/oz sold)	$964	$781
AISC[3] ($/oz sold)	$1,157	$1,134
1. 100% basis, unless otherwise stated.
2.Strip ratio is calculated as waste mined divided by ore mined.
3.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
4.As per note 28 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
5.Includes sustaining capitalized stripping for the first quarter 2023 of $6.4 million (first quarter 2022 - $29.9 million).
6.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
Operational Insights
•Attributable gold production in the first quarter 2023 was 92,000 ounces, lower by 20,000 or 18% compared to the same prior year period, primarily as a result of lower throughput, partially offset by higher grades.
•Mining activity of 6.3 million tonnes in the first quarter 2023 was 59% lower than the same prior year period as the mining fleet could not be operated at full capacity during January and February as a result of considerable disruptions in fuel supply, resulting from the security situation further described below. The situation improved during March and the mining fleet was operating at near full capacity during April.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	11

•Mill throughput in the first quarter 2023 was 2.2 million tonnes at an average head grade of 1.62 g/t, with throughput 31% lower than the same prior year period. The decline in throughput during the quarter is primarily due to lower plant utilization due to the fuel supply constraints described below. The head grade was higher than the prior period due to positive grade reconciliation and the direct feed of material from the bottom of Phase 4. The head grade is expected to decrease over the course of the year as the mill feed will include lower grade material from the stockpiles.
•The mill achieved recoveries of 91% in the first quarter 2023, as the mill continues to benefit from recent improvements to ore blending practices and the gravity recovery circuit. The gravity recovery achieved in the quarter continues to increase over historical levels with additional screens planned for installation in the second half of the year.
•The security situation in Burkina Faso continues to be a focus for the Company due to continued terrorist related incidents occurring in the country and the northeastern region including the Seno and Oudalan provinces adjacent to the Essakane mine. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment, combined with its program to make investments in security and supply chain infrastructure in the region and at the mine site, with the support of the government. The security situation continues to apply pressures to the in-country supply chain and continued escalation could have a material adverse impact on future operating performance.
•The Company plans to file an updated NI 43-101 compliant technical report during the second half of 2023 detailing the life of mine plan for Essakane and the updated mineral reserve and mineral resource. The technical report will incorporate the decision to not build a heap leach project that was intended to process low grade stockpiled material. 9.9 million tonnes of the previously stockpiled material will now be processed through the existing CIL circuit over the life of mine.
Financial Performance - Q1 2023 Compared to Q1 2022
•Production costs of $97.4 million were higher by $16.5 million or 20%, primarily due to inflationary pressures and the reduced operating activity described above which resulted in an additional $23.4 million of mining costs allocated to production costs rather than being capitalized as a result of the reduced waste stripping program, partially offset by lower mining and milling costs due to lower activity levels.
•The reduced operating capacity resulted in abnormal costs of $9.5 million and $0.6 million included in production costs and depreciation, respectively for the first quarter 2023 (first quarter 2022 - $nil and $nil). The abnormal costs have been excluded from cash costs and AISC, reducing both metrics by $97 per ounce sold.
•Cost of sales, excluding depreciation, of $104.6 million was in line with the prior year period as higher production costs in the first quarter 2023 were offset by timing of sales in the quarter. Cost of sales per ounce sold, excluding depreciation, of $1,063 was higher by $279 per ounce or 36%, primarily due to higher production costs and lower production and sales.
•Cash costs of $94.9 million were lower by $7.8 million or 8% due to higher production costs in the first quarter 2023, excluding abnormal costs, offset by timing of sales in the quarter. Cash costs per ounce sold of $964 were higher by $183 or 23%, primarily due to higher production costs and lower production and sales.
•AISC per ounce sold of $1,157 was higher by $23 or 2%, due to higher cash costs per ounce sold, partially offset by lower capitalized waste stripping and other sustaining capital expenditures.
•Total capitalized stripping of $6.4 million was lower by $23.5 million or 79% due to the prioritization of ore mining in the quarter due to the fuel supply constraints described above.
•Sustaining capital expenditures, excluding capitalized stripping, of $10.7 million included capital spares of $3.6 million, tailings management of $1.7 million, mobile and mill equipment of $1.1 million, resource development of $1.0 million and other sustaining projects of $3.3 million. Expansion capital expenditures of $0.5 million were incurred in support of fulfilling the community village resettlement commitment.
Outlook
Attributable gold production at Essakane in 2023 is expected to be in the range of 340,000 to 380,000 ounces. Mining activity is expected to progressively return to normal operating levels over the course of the year, including increased levels of waste stripping in the second half of the year. The mill throughput in the second quarter is expected to return to a normal level and mill feed will consist of a combination of direct feed and stockpiles.
Capital expenditures are expected to be approximately $155 million, with increased volumes of capitalized waste in the second and third quarter to provide access to mining areas in support of the 2024 and 2025 production plan, assuming no significant disruptions in the supply chain resulting from the security situation described above.
The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure to secure operational continuity (see "Risks and Uncertainties").
Brownfield Exploration
During the first quarter 2023, approximately 4,000 metres of diamond drilling were completed as part of a step-out and infill drilling program to extend known mineralization and improve resource confidence within selected areas of the EMZ and the Lao satellite deposit. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	12

Bambouk Assets
On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A (CAS:MNG) (“Managem”) to sell its interests in the Bambouk assets. Under the terms of the agreements, IAMGOLD will receive total cash payments of approximately $282 million (pre-tax) as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company’s 90% interest in the Boto Gold Project in Senegal and 100% interest in each of: Karita Gold Project and associated exploration properties in Guinea, the Diakha-Siribaya Gold Project in Mali, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal.
Subsequent to quarter end, on April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal, for aggregate gross cash proceeds of approximately $197.6 million (pre-tax). The gross proceeds include deferred payments of $32.0 million which are anticipated to be received during the third quarter 2023.
The remaining transactions are subject to certain regulatory approvals from the respective Governments, as well as other customary closing conditions included in the transaction agreements. The Company received consent of IAMGOLD’s syndicate of lenders to complete the sale of its interests in the Bambouk assets. Closing of the remaining parts of the Bambouk assets transactions is expected to occur in the third quarter 2023.
Under the terms of the transaction agreements, exploration expenditures incurred to further develop the Bambouk assets will be recouped from Managem upon closing.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	13

North America

Abitibi District, Canada
The Company is developing a “hub-and-spoke" model in the Abitibi District to exploit the available mill capacity at the Westwood complex, located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. In addition to feed from the Westwood underground mine and the Grand Duc open pit mine, the Company is developing the Fayolle deposit which is located approximately 30 kilometres northwest of the Westwood complex. The detailed engineering, permitting, environmental studies, and the filed closure plan were all approved by the Ministry of Natural Resources and Forests in December 2022.
During the first quarter 2023, the Ministry of Natural Resources and Forests issued the mining lease to Fayolle, and mining operations subsequently commenced.
Westwood Mine (IAMGOLD interest – 100%)

	Q1 2023	Q1 2022
Key Operating Statistics
Underground lateral development (metres)	1,494	848
Ore mined (000s t) – underground	68	63
Ore mined (000s t) – other sources	193	159
Ore mined (000s t) – total	261	222
Grade mined (g/t) – underground	6.35	6.10
Grade mined (g/t) – other sources	1.44	0.90
Grade mined (g/t) – total	2.73	2.37
Ore milled (000s t)	255	250
Head grade (g/t) – underground	6.56	6.05
Head grade (g/t) – other sources	1.34	0.97
Head grade (g/t) – total	2.77	2.18
Recovery (%)	92	91
Gold production (000s oz)	21	16
Gold sales (000s oz)	21	16
Average realized gold price[1] ($/oz)	$1,892	$1,872
Financial Results ($ millions)
Revenues[2]	$39.6	$30.8
Cost of sales[2]	34.5	31.0
Production costs	35.8	31.7
(Increase)/decrease in finished goods	(1.3)	(0.7)
Cash costs[1]	34.3	30.5
Sustaining capital expenditures[1,5]	17.8	7.3
Expansion capital expenditures[1]	—	0.5
Total capital expenditures[1]	17.8	7.8
Earnings (loss) from operations	(5.2)	(5.0)
Performance Measures[3]
Cost of sales excluding depreciation[4] ($/oz sold)	$1,657	$1,922
Cash costs[1] ($/oz sold)	$1,646	$1,886
AISC[1] ($/oz sold)	$2,508	$2,376
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2.As per note 28 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
3.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
4.Includes non-cash ore stockpile and finished goods inventories NRV write-down of $0.6 million for the first quarter 2023 (first quarter 2022 - $1.7 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $30 for the first quarter 2023 (first quarter 2022 - $106).
5.Includes sustaining capitalized stripping for the first quarter 2023 of $2.7 million (first quarter 2022 - $nil).

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	14

Operational Insights
•Gold production in the first quarter 2023 was 21,000 ounces, higher by 5,000 ounces or 31% compared to the same prior year period. Higher production is due to higher grades from both the underground mine and the Grand Duc open pit.
•Mining activity in the first quarter 2023 was 261,000 tonnes of ore, an 18% increase from the same prior year period due to continued improvements in mine productivity at the underground mine and increased ore production from the Grand Duc open pit, together with an increased strip ratio in order to provide greater access for future ore supply.
•The ore feed from the underground mine continues to exhibit positive grade reconciliation as compared to reserve grades, which is attributable to the nugget effect in higher grade areas of the mine. The ore from Grand Duc also indicates positive grade reconciliation relative to the reserve block model.
•Underground development in the first quarter 2023 continued to successively improve over prior periods, with 1,494 metres of lateral development completed. The progressive ramp up in development and rehabilitation work continues to secure safe access to multiple ore faces at different levels in the mine, increasing operational flexibility to allow simultaneous exploitation of multiple stope sequences in line with the 2023 production plan. The rehabilitation work program consists of repairing and upgrading the existing underground infrastructure in line with the revised rock mechanic standard, which have been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enables production activities to safely recommence once rehabilitation work on a specific level has been completed. The rehabilitation work program, which was expected to be completed over the course of 2023 and 2024, is currently experiencing better than planned productivity rates moving more of the work and costs in 2023 while reducing the work required in 2024.
•Mill throughput in the first quarter 2023 was 255,000 tonnes at an average head grade of 2.77 g/t, 27% higher compared to the same prior year period and the highest grade since the underground mine resumed full operations in June 2021.
•In March 2023, all required environmental and regulatory permits were received to commence mining of the Fayolle satellite deposit, located approximately 30 kilometres northwest of the Westwood complex. The first ore was successfully hauled during the end of March for processing in the second quarter 2023. The comparatively higher grade material from the Fayolle deposit is expected to increase the average head grade of ore milled from surface sources as the year progresses.
•During the second half of the year, the Company plans to file an updated NI 43-101 compliant technical report detailing the results of certain mine optimization efforts and strategic assessments of the Westwood complex.
Financial Performance - Q1 2023 Compared to Q1 2022
•Production cost of $35.8 million was higher by $4.1 million or 13%, as the underground mining activities continue to increase, including the acceleration of non-recurring rehabilitation work described above, combined with the impact of inflation and higher maintenance costs of the underground mining fleet, in addition to higher mining costs per tonne at Grand Duc compared to the prior year period due to inflation.
•Cost of sales, excluding depreciation, of $34.5 million was higher by $3.5 million or 11%, due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,657, was lower by $265 or 14%, due to higher gold sales, partially offset by higher mining costs.
•Cash costs of $34.3 million were higher by $3.8 million or 12%, due to higher production costs. Cash costs per ounce sold of $1,646 were lower by $240 or 13%, primarily due to higher gold sales, partially offset by higher production costs.
•AISC per ounce sold of $2,508 was higher by $132 or 6% primarily due to higher sustaining capital expenditures, including non-recurring rehabilitation work performed, partially offset by lower cash costs per ounce sold.
•Sustaining capital expenditures, excluding capitalized stripping, in the first quarter 2023 of $15.1 million included underground development and diamond drilling of $9.4 million and other sustaining capital projects of $5.7 million.
Outlook
Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces in 2023, with an increasing proportion of ore sourced from the underground mine. Production levels are expected to continue to progressively increase over the course of the year, benefiting from the continued advancement of underground development providing access to more and higher grade zones in the second half of the year. Mill feed will continue to be supplemented from available satellite surface deposits, including ore feed from the Fayolle property, primarily in the second half of the year.
Capital expenditures are expected to be approximately $45 million of sustaining capital in support of underground development and rehabilitation work, the renewal of the mobile fleet and fixed equipment, repairs to the Westwood mill, and other capital projects.
Brownfield Exploration
During the first quarter 2023, approximately 9,300 metres of underground diamond drilling was completed to support the continued ramp up of underground mining operations.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	15

Côté District, Canada
Côté Gold Project
The Côté District located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin deposit. The project is being developed through a joint venture (the "Côté Gold UJV" or "UJV") between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. In July 2020, the Company, together with SMM, announced the decision to proceed with the construction of the project. The UJV is governed by the Côté Gold Joint Venture Agreement.
Funding transaction with Sumitomo
On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM. Pursuant to the JV Funding and Amending Agreement, commencing in January 2023, SMM contributed $189.0 million of the Company's funding obligations to the Côté Gold project up to March 31, 2023. As a result of SMM funding such amounts, the Company transferred 7.5% of its interest in the Côté Gold project to SMM (the "Transferred Interests"). Subsequent to March 31, 2023, SMM contributed an additional $61.0 million of the Company’s funding obligations and the Company transferred an additional 2.2% of its interest in the Côté Gold project to SMM, increasing the Transferred Interests to 9.7%. As of May 1, 2023, SMM has contributed, in total, the maximum amount of $250.0 million of the Company’s funding obligations.
The Company has a right to repurchase the Transferred Interests on seven dates between November 30, 2023, and November 30, 2026, to return to its full 70% interest in the Côté Gold project (the "Repurchase Option"). The Company may exercise its Repurchase Option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus the incremental contributions made and less incremental gold production received by SMM due to its increased ownership, up to achieving commercial production. SMM contributed an incremental $7.1 million during the three months ended March 31, 2023, and it is estimated that SMM will contribute an incremental $82.8 million during the remainder of 2023 due to its increased ownership, resulting in a total estimated repurchase price of $340 million, subject to applicable adjustments. SMM will retain the net proceeds or payments due from its increased ownership from the achievement of commercial production up to the repurchase of the Transferred Interest.
Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company will pay a Repurchase Option fee to SMM equal to the three month SOFR plus 4% on the amounts advanced by SMM, during construction and up to achieving commercial production, less the value of the incremental gold production up to achieving commercial production. The Repurchase Option fee accrued during 2023 will be payable upon the earlier of the Company’s exercise of the Repurchase Option or November 30, 2026. The Repurchase Option fee will be payable in cash quarterly from January 1, 2024.
The JV Funding and Amending Agreement also includes changes to the operator's fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD’s rights on the Oversight Committee are maintained and IAMGOLD remains as the operator.
For accounting purposes, the JV Funding and Amending Agreement does not meet the requirements under IFRS to recognize the dilution of the Company's interest in the Côté UJV as a sale and the Company will continue to account for 70% of the assets and liabilities of the joint venture. The Company has recognized a financial liability equal to the current repurchase price and option fee.
Project Expenditures
The Company's 70% share of project expenditures incurred at the UJV level totaled $158.6 million (at an average recorded USDCAD exchange rate of 1.35) in the first quarter 2023. The estimated attributable cost to complete the construction, on a 70% and incurred basis, is $625 to $700 million, assuming a USDCAD rate of 1.32. The Company will fund approximately $460 to $535 million of these expenditures during the remainder of 2023 based on its 60.3% ownership in the UJV, and SMM will fund the remainder as part of the JV Funding and Amending Agreement. Since commencement of construction, IAMGOLD's share of incurred project expenditure is approximately $1.37 billion.
First Quarter Activities Update
As of March 31, 2023, overall, the project was estimated to be 79.8% complete. The following provides an update on project activities:

Project Activity	Update
Health and safety
Total project hours worked of 9.8 million hours with a LTIFR of 0.02. The first lost time injury was recorded in the quarter after a security guard lost their footing on ice and suffered a leg injury. COVID-19 impacts and associated absenteeism have been limited and remain closely monitored.

Labour and workforce
The current workforce on site exceeds 1,500 workers and is currently at peak capacity. The 264 room camp expansion is on target for completion during the second quarter. The first tranche of rooms has been placed in operation in late March. The expansion will support additional workforce for peak SMPEI construction activities and commissioning/operation resources in spring/summer.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	16

Earthworks activities
Earthworks activities advanced with a focus on the tailing management facility (“TMF”) dams, preparing haul roads for autonomous deployment and overburden removal.
•The intermediate phase (elevation 392) of the TMF was completed in March in preparation for freshet and to allow for water accumulation to support commissioning activities.
• Completion of TMF Phase 1 is expected towards the end of the second quarter as some of the waste rock was classified as ore reducing the amount of waste available for construction.
• All critical infrastructure was completed in preparation for spring thaw including the sedimentation ponds, TMF east starter dam and the main pit sump.
Mining activities are continuing to ramp up to debottleneck mine production and prepare for final hand-off of all pit related activities to the operations team later in the third quarter.

Processing plant
Processing plant civil works and concrete pours are effectively complete. Structural steel work in the HGPR and secondary crushing areas continued to progress and has begun on the primary crusher. Cable tray installation and cable pulling is ongoing on the HGPR, secondary crushing and screening buildings. The fine ore bin with feed conveyors was fully erected. Installation of the leach tanks is nearly complete with agitators expected in May. All of the major equipment has been installed in the coarse ore area.
Structural, mechanical and piping work activities in the processing plant continued. Installation of ball mill and utility pipe rack on the north wall of refining area are both nearly complete. Significant progress in the plant on installation of CIP tanks, vertimill mechanical works and associated structural steel and cyclone installations.

Infrastructure
The overhead power line has been completed. The connection to the provincial hydro grid and the main electrical substation is expected during the third quarter 2023. The communications tower network for the autonomous haulage and drilling systems is nearing completion with final installation scheduled for the second quarter 2023.
Installation of underground services has progressed significantly, and critical work was completed in January 2023. Fuel distribution and storage, including the refueling station, is expected to be completed in the third quarter 2023.
The truck shop made significant progress with partial handover to the Operations team targeted for the second quarter 2023. The emergency response team moved into the permanent building in March. Interior work is ongoing within the assay lab with completion expected towards the end of the summer.

Procurement
Heavy mobile equipment continues to arrive on site with fourteen CAT 793F haul trucks, two 994 loaders and four D10 dozers having been delivered by the end of March.
Assembly of the first electric shovel is ongoing. The majority of equipment has been delivered with the remaining delivery progressing on schedule.

Operational readiness
Operational readiness has been advanced in multiple areas with a focus on ramping up mining activities, hiring and training of process plant personnel, standardization of mine, mill and site maintenance processes and systems, and preparation for the transition of site services contracts.
Autonomous hauling in support of mining activities began in January. During the first quarter 2023, four to six CAT 793F haul trucks operated in autonomous mode with ten haul trucks total having been commissioned. Operations personnel moved into the operations office facility and the mine control room has been fully commissioned. Owner mining has progressed well with nearly 1.0 million tonnes mined in the first quarter 2023. The stockpile has approximately 0.9 million tonnes of material on track to the target build-up of 5.0 million tonnes by the end of the year. Mining operations will advance to 24 hour operations with a night shift expected to be deployed in the summer.

Permitting and sustainability
All critical permitting and sustainability work is complete with non-critical path work ongoing and expected to be received during the remainder of the project.
Community consultation and the implementation of the impact benefit agreements with indigenous partners continue. The health, safety and environmental programs and the emergency response plan are in development along with standard operating procedures.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	17

Upcoming Milestones and Schedule Summary
Côté Gold is expected to commence production in early 2024. Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. Recently achieved milestones and those remaining of note are as follows:
The Company cautions that potential further disruptions, including, without limitation caused by inflationary pressures, other global supply chain disturbances, weather, labour disputes and the tight labour market could impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.
Gosselin Zone
The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. During the first quarter 2023, the Company reported assay results from its ongoing drill program with highlights including: 342.2 metres grading 1.99 g/t Au, 313.0 metres grading 1.29 g/t Au and 181.0 metres grading 1.50 g/t Au (see news release dated February 2, 2023).
Approximately 15,500 metres of diamond drilling is planned in 2023 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor, of which approximately 5,200 metres were completed in the first quarter 2023.
Chibougamau District, Canada
The Chibougamau District includes the Nelligan Gold project, the Monster Lake project and the Anik Gold project.
Nelligan Gold Project
The Nelligan Gold project is located approximately 45 kilometres south of the Chapais – Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc (“Vanstar”). The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project.
During the first quarter 2023, the Company reported and filed an updated Mineral Resource Estimate (on a 100% basis) of 73.5 million tonnes of Indicated Mineral Resources averaging 0.84 g/t Au for 1.99 million ounces of gold, and 129.5 million tonnes of Inferred Mineral Resources averaging 0.87 g/t Au for 3.60 million ounces of gold (see news releases dated February 23, 2023).
Approximately 10,000 metres of step-out and delineation diamond drilling is planned in 2023, of which approximately 1,700 metres were completed in the first quarter 2023.
Monster Lake Gold Project
The Company holds a 100% interest in the Monster Lake Gold project, which is located approximately 15 kilometres north of the Nelligan Gold project in the Chapais – Chibougamau area in Québec.
Anik Gold Project
The Anik Gold project is wholly owned by Kintavar Exploration Inc. (“Kintavar”) and is contiguous with the Nelligan Gold project to the north and east. The Company holds an option to earn up to an 80% interest in the Project by meeting certain commitments (see Kintavar news release dated May 28, 2020).
Approximately 3,000 metres of delineation diamond drilling is planned in 2023, of which approximately 1,600 metres were completed in the first quarter 2023.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	18

Royalties
EURO Ressources (“EURO”) is a French mining royalty and streaming company listed on the NYSE Euronext of Paris stock exchange under the symbol EUR. EURO's main assets are a 10% royalty from IAMGOLD on the Rosebel Gold Mine production (excluding Saramacca) in Suriname (the “Rosebel royalty”), a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. IAMGOLD owns 90% of EURO, makes quarterly royalty payments to EURO and receives a 90% share of the annual dividend from EURO, net of income taxes in France and withholding taxes. The Rosebel royalty payments from IAMGOLD apply to the first seven million ounces of gold production from Rosebel and are calculated using Afternoon London Price less approximately $300 to $350 per ounce.
Following the sale of the Rosebel mine to Zijin, IAMGOLD will continue to make quarterly royalty payments to EURO, based on Rosebel production reported by Zijin, and IAMGOLD will receive a 90% share of any annual dividend from EURO, net of income taxes in France and withholding taxes. As of March 31, 2023, Rosebel had produced over 5.7 million ounces of gold with less than 1.3 million ounces of gold remaining under the Rosebel royalty agreement.
Exploration
In the first quarter 2023, expenditures for exploration and project studies totaled $4.4 million compared with $5.7 million in the same prior year period, of which $3.3 million was expensed and $1.1 million was capitalized. During the first quarter, drilling activities on active projects and mine sites totaled approximately 25,000 metres. For additional information regarding the brownfield and greenfield exploration projects, see "Quarterly Updates". The Company's exploration expenditures guidance for 2023 is $18 million.

($ millions)	Q1 2023	Q1 2022
Exploration projects – greenfield[1]	$2.8	$3.1
Exploration projects – brownfield[2]	1.6	2.6
Total – continuing operations	4.4	5.7
Discontinued operations	0.1	0.5
Total - all operations	$4.5	$6.2
1.Exploration projects - greenfield for the first quarter 2023 excluded $2.3 million of expenditures for the Boto asset currently held for sale (first quarter 2022 - $3.8 million).
2.Exploration projects - brownfield for the first quarter 2023 included near-mine exploration and resource development of $1.1 million (first quarter 2022 - $1.6 million).

Discontinued operations - Rosebel Gold Mines

Brokopondo District, Suriname
Attributable gold production and attributable gold sales for January 2023 were 26,000 ounces and 25,000 ounces, respectively, representing a 174% and 200% increase, respectively, over January 2022 levels, primarily due to higher grade material and higher recovery rates during the month reflecting the results of improvement initiatives implemented during 2022.
On January 31, 2023, the Company completed the sale of its interests in the Rosebel mine to Zijin that was announced on October 18, 2022.
The Company received cash proceeds of $386.4 million in the first quarter 2023, consisting of sales proceeds of $360.0 million, plus $29.8 million of cash held by Rosebel on January 31, 2023, less preliminary working capital adjustments of $3.4 million. The Company is due to receive approximately $9.8 million by June 30, 2023, consisting of the remaining cash balance held by Rosebel on January 31, 2023, of $9.6 million plus $0.2 million of final working capital adjustments.
On closing, the Company recognized a loss on disposal of $7.4 million, net of income tax, which has been included in earnings from discontinued operations.
FINANCIAL CONDITION

Liquidity and Capital Resources
As at March 31, 2023, the Company had $532.1 million in cash and cash equivalents at its continuing operations and net debt1 of $261.6 million. Approximately $257.3 million was available under the Company’s Credit Facility resulting in liquidity1 at March 31, 2023, of approximately $789.4 million. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. As at March 31, 2023, $261.0 million of cash and cash equivalents was held by Côté Gold and Essakane. The cash at Côté will be used for expenditures of Côté Gold and excess cash at Essakane is repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. SMM funded the Company's portion of the Côté UJV funding in the first quarter 2023 as part of the funding arrangement announced on December 19, 2022. During the remainder of the year, the Company will fund its portion of the Côté UJV funding from available cash balances, proceeds from the disposition of certain assets, cash generated from its operations and funds available from the Credit Facility. Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold project totaled $58.6 million.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	19

The following sets out the changes in cash balance from December 31, 2022, to March 31, 2023:
Current assets as at March 31, 2023, were $1,013.9 million, down $507.4 million compared with December 31, 2022. The decrease was primarily due to lower assets held for sale of $670.3 million as the Company completed the sale of Rosebel in the first quarter 2023 in addition to a repayment to the Credit Facility of $255.0 million, offset by cash proceeds received from the sale of Rosebel assets of $386.4 million.
Current liabilities as at March 31, 2023, were $414.9 million, down $231.3 million compared with December 31, 2022. The decrease was due to lower liabilities held for sale of $270.4 million for the same reason noted above, offset by an increase in the current portion of deferred revenue of $64.4 million in connection with the Company’s 2022 gold sale prepayment arrangement (the “2022 Prepay Arrangement”). The Company reclassified the deferred revenue of $64.4 million from long-term liabilities to current liabilities for the portion which will be settled during the first quarter 2024.
The following table summarizes the Company's long-term debt:

	March 31	December 31
($ millions)[1]	2023	2022
Credit Facility	$200.0	$455.0
5.75% senior notes	447.6	447.6
Equipment loans	14.2	16.1
	$661.8	$918.7
1.Long-term debt does not include leases in place at continuing operations of $96.8 million as at March 31, 2023 (December 31, 2022 - $73.8 million).
1.Includes principal and interest payments for the Credit Facility, 5.75% senior notes and equipment loans and does not include the repayment of the 2022 Prepay Arrangements (defined below) which will be physically settled in 2024 and leases.
Credit Facility
The Company has a $490 million Credit Facility, which was entered into in December 2017 and amended subsequently to, among other things, extend the maturity date to January 2025 and to obtain consent for the sale of Rosebel, the sale of the Bambouk assets as well as the arrangements contemplated under the JV Funding and Amending Agreement. The Credit Facility provides for an interest rate margin above the London Interbank Offered Rate, banker’s acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage.
____________________________
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	20

As at March 31, 2023, the total amount drawn under the Credit Facility was $200.0 million and the Company also issued letters of credit under the Credit Facility in the amount of $22.1 million as collateral for surety bonds issued and $10.6 million as guarantees for certain environmental indemnities to government agencies, with $257.3 million remaining available under the Credit Facility. Subsequent to quarter end, on May 3, 2023, the Company repaid the remaining outstanding $200 million that was drawn on the Credit Facility.
Senior notes
In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
Leases
At March 31, 2023, the Company had lease obligations of $96.8 million at a weighted average borrowing rate of 6.93%.
On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, which have been delivered through 2022 and will continue to be delivered through 2023, with a value of approximately $125 million. In connection therewith, SMM entered into a guarantee of 30% of the obligations under such agreement, reflecting its pro rata interest in the Côté Gold UJV. IFRS requires that the Company recognize 100% of the Côté Gold UJV lease liability and right-of-use assets on its balance sheet, including the $24.0 million portion guaranteed by SMM.
Equipment loans
At March 31, 2023, the Company had equipment loans with a carrying value of $14.2 million secured by certain mobile equipment, with interest rates between 5.23% and 5.95% which mature in 2024. The equipment loans are carried at amortized cost on the consolidated balance sheets.
Prepay arrangements
During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million in 2022 and is to physically deliver 150,000 ounces over the course of 2024.
Surety bonds and performance bonds
As at March 31, 2023, the Company had (i) C$201.4 million ($148.9 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold and (ii) C$37.3 million ($27.6 million) of performance bonds in support of certain obligations related to the construction of Côté Gold.
During the quarter ended March 31, 2023, a letter of credit in the amount of C$5.0 million ($3.7 million) was posted under the Credit Facility as collateral for the surety bonds, increasing the total collateral provided through letters of credit and cash deposits to $33.1 million. The balance of $115.8 million remains uncollateralized.
The Company expects that the surety bonds in support of the Doyon division will have to be increased to support the updated environmental closure cost obligations in the updated closure plan once such closure plan has been approved by the applicable regulatory authorities. The Company will also have to post additional surety bonds at Côté Gold once the project achieves commercial production.
Derivative contracts
In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold, the Company entered into certain derivative contracts in respect of certain of its future gold sales and exchange rates. In addition, the Company manages certain other commodities exposure such as oil through derivatives. See “Market Risk – Summary of Hedge Portfolio” for information relating to the Company’s outstanding derivative contracts including the derivative contracts associated with Côté Gold.
Liquidity Outlook
At March 31, 2023, the Company had available liquidity of $789.4 million comprised of $532.1 million in cash and cash equivalents and $257.3 million available under the Credit Facility. As at March 31, 2023, $261.0 million of cash and cash equivalents was held by the Côté Gold UJV and Essakane. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of estimated future expenditures. The Company uses dividends to repatriate funds from Essakane and these can only be declared during the second and third quarters of the year and this timing impacts the amount of cash held by Essakane.
The remaining attributable funding obligation of the Company to the Côté UJV to complete the construction of the Côté Gold Project is estimated to be between $460 and $535 million.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	21

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal for aggregate gross cash proceeds of $197.6 million (pre-tax). The gross proceeds include a deferred payment of $32 million which are anticipated to be received during the third quarter 2023. The remainder of the transactions with expected gross proceeds of approximately $84 million are expected to close by the third quarter 2023.
Based on prevailing market conditions, which could impact project expenditures and operating cash flows, the Company believes that its available liquidity at March 31, 2023, combined with cashflows from operations, the SMM JV Funding and Amending Agreement and the expected proceeds from the sale of the remaining Bambouk assets, is sufficient to complete construction of the Côté Gold Project, based on the current estimated cost and schedule. The Company continues to advance additional financing initiatives to strengthen its balance sheet and improve its liquidity in order to place the Company in a strong position to return to a 70% interest in the Côté Gold Project.
The Company’s financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company will be dependent on the cash flows generated from the Côté Gold project to repay its existing and any additional indebtedness that it may incur to fund the remaining construction costs of the Côté Gold project. Readers are encouraged to read the “Caution Regarding Forward Looking Statements” and the “Risk Factors” sections contained in the Company’s 2022 Annual Information Form, which is available on SEDAR at www.sedar.com and the “Caution Regarding Forward Looking Statements” and “Risk and Uncertainties” section of the MD&A.
Contractual Obligations
As at March 31, 2023, contractual obligations from continuing operations with various maturities were approximately $1.8 billion, primarily comprising expected future contractual payments of long-term debt including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes. These derivative contracts are not included in the contractual obligations. Details of these contracts are included in “Market Risk – Summary of Hedge Portfolio”.
Cash Flow

($ millions)	Q1 2023	Q1 2022
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$28.8	$142.3
Investing activities	160.6	(160.5)
Financing activities	(66.4)	(7.5)
Effects of exchange rate fluctuation on cash and cash equivalents	2.1	0.3
Increase (decrease) in cash and cash equivalents	$125.1	$(25.4)
Cash and cash equivalents, beginning of the period	407.8	544.9
Cash and cash equivalents, end of the period - all operations	$532.9	$519.5
Less: Increase (decrease) in cash and cash equivalents - held for sale	(0.8)	(18.7)
Cash and cash equivalents, end of the period - continuing operations	$532.1	$500.8
Operating Activities
Net cash flow from operating activities was $28.8 million for the first quarter 2023 and includes cash flow from operating activities of $13.4 million from continuing operations and $15.4 million from discontinued operations. Net cash from operating activities from the continuing operations decreased by $102.6 million from the same prior year period, primarily due to:
•lower cash earnings of $39.4 million largely due to lower sales volumes.
•increased levels of working capital and non-current ore stockpiles of $49.6 million resulting from an increase in the value-added tax receivable, an increase in supplies inventory at Essakane and Côté, the build of an initial ore stockpile at Côté, higher levels of finished goods inventories at period end and a decrease in trade and other payables primarily resulting from lower levels of activity at Essakane in the quarter.
•Net proceeds from the 2022 Prepay Arrangements of $10.2 million was included in the first quarter 2022.
Investing Activities
Net cash from investing activities for the first quarter 2023 was $160.6 million and includes cash flow from investing activities of $168.8 million from continuing operations and cash flow used in discontinued operations of $8.2 million. Compared to the first quarter 2022, net cash from investing activities from the continuing operations increased by $303.1 million, primarily due to $386.4 million in proceeds received from the disposition of the Rosebel asset, offset by an increase in capital expenditures for property, plant and equipment of $73.3 million resulting from continued advancement of the Côté Gold Project.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	22

Financing Activities
Net cash used in financing activities for the first quarter 2023 was $66.4 million and includes cash used in financing activities from continuing operations of $64.4 million and discontinued operations of $2.0 million. Compared to the first quarter 2022, net cash used in financing activities for the continuing operations increased by $61.0 million, primarily due to repayment of the Credit Facility of $255.0 million, offset by proceeds received through the SMM funding arrangement of $196.1 million.
Market Trends
Global Financial Market Conditions and Gold Price
The spot price of gold at the end of the first quarter 2023 was $1,980 per ounce and gold traded in a range of $1,811 to $1,994 per ounce during the first quarter 2023.
The price of gold is a key driver of the Company’s profitability. The average and closing spot gold price and the Company’s average realized gold price are set out below. The Company’s hedging strategy is designed to mitigate the gold price risk during the Côté Gold construction period. See “Market Risk” for more information.

	Q1 2023	Q1 2022
Average market gold price ($/oz)	$1,890	$1,877
Average realized gold price[1,2] ($/oz)	$1,893	$1,789
Closing market gold price ($/oz)	$1,980	$1,942
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.Excluding the impact of the 2019 Prepay Arrangement the average realized gold price was $1,884 for the first quarter 2022.
Inflation
Inflation continues to have an impact on the business as supply demand imbalances continue to impact costs. As a result, central banks continue to raise benchmark rates in an effort to curb inflation. In the U.S., the Fed continues to hike the funds rate with a 25 bps rate hike in March. This brings the benchmark lending rate target range to 4.75% to 5.00%.
Currency and Oil Prices
The U.S. dollar is the Company’s functional currency. The Company's revenues are primarily denominated in U.S. dollars. The Company’s main exposures are to the Canadian dollar, euro and oil prices.
The Company's Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy was designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. See “Market Risk”.
The Company's euro exposures relate to operational and capital expenditures in West Africa and Canada. The Company sells a portion of its gold in euros to partially mitigate its exposures.
The Company's oil exposures relate primarily to its mining operations in West Africa and Canada. The Company’s hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. See “Market Risk”.

	Q1 2023	Q1 2022
Average rates
USDCAD	1.3524	1.2663
EURUSD	1.0732	1.1217
Closing rates
USDCAD	1.3533	1.2483
EURUSD	1.0694	1.1096
Average Brent price ($/barrel)	$82	$98
Closing Brent price ($/barrel)	$80	$108
Average WTI price ($/barrel)	$76	$95
Closing WTI price ($/barrel)	$76	$100
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2023 production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Gold price[2]	$100/oz	$5	$5	$5
Oil price	$10/barrel	$12	$12	$14
USDCAD	$0.10	$26	$26	$39
EURUSD	$0.10	$25	$25	$40
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”. Cash costs and AISC per ounce of gold sold consist of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.
2.Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	23

Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
Currency Exchange Rate Risk
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or euro denominated bank accounts creating a natural off-set to the exposure and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Oil Contracts and Fuel Market Price Risk
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Gold Contracts and Market Price Risk
The Company’s primary source of revenue is gold. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. To manage such risk, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Summary of Hedge Portfolio
At March 31, 2023, the Company’s outstanding foreign currency and oil derivative contracts were as follows:

	2023	2024
Foreign Currency[1,5]
Canadian dollar contracts[2] (millions of C$)	515	163
Rate range (USDCAD)	1.30 — 1.46	1.30 — 1.32
Hedge ratio[3]	54%	21%
Commodities[4]
Brent oil contracts (thousands of barrels)	321	270
Contract price range ($/barrel of crude oil)	41 — 65	41 — 55
Hedge ratio[3]	59%	40%
WTI oil contracts (thousands of barrels)	344	270
Contract price range ($/barrel of crude oil)	36 — 60	38 — 50
Hedge ratio[3,4]	239%	151%
The summary of hedge portfolio includes other instruments that the Company considers economic hedges.
1. 2023 Canadian dollar hedges exclude Canadian dollars on hand which functions as a natural hedge for the Company’s 2023 Canadian dollar expenditures.
2.The Company previously executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2023 through 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2023 includes the TARF and forwards with an extension feature discussed below. The Company estimates the timing of future knockouts on the TARF occurring based on analyst consensus estimates for foreign exchange rates.
3.The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and its corporate office, and Canadian dollar capital expenditures at Côté Gold during the construction period, future estimated uses of commodities and future estimated production. Outstanding derivative contracts are allocated based on a specified allocation methodology. Approximately 75% of the 2023 Canadian dollar exposure at Côté has been hedged, after incorporating the SMM funding $340 million at an assumed rate of 1.32.
4. The Company previously executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2023 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price. Previous Rosebel WTI hedges have been applied to Côté in 2023 and 2024. Includes hedged exposure for WTI at Côté Gold in 2023 and 2024, with a hedge ratio of 280% and 172%, respectively. The hedge ratio is more than 100% due to the remaining hedges after the sale of Rosebel.
5. In the first quarter 2023 the Company executed USDCAD collar contracts at an average rate of $1.3500 to $1.401 for CAD$60 million.
In connection with the construction of Côté Gold, the Company entered into a Target Redemption Forward ("TARF") structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	24

•There are four underlying contracts with strike prices ranging from 1.30 to 1.31.
•On any monthly option fixing date, if the USDCAD exchange rate is below the strike price, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.
•On any monthly option fixing date, if the USDCAD exchange rate is above the strike price, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.
•The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below the strike price, the arrangement will terminate. Each of the four contracts were exercised from January to May 2022 and July to August 2022 while the USDCAD was below the strike price. Three of the four contracts were exercised in June 2022. None of the four contracts were exercised from September 2022 to April 2023. This results in three contracts having four knockouts remaining and one contract having five knockouts remaining.
•The Company realized a loss for the three months ended March 31, 2023, of $1.6 million, on the TARF which is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).
In connection with the construction of Côté Gold, the Company entered a forward contract with an extendable feature to purchase C$10 million per month during 2022 for a total of $120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase C$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023.
At March 31, 2023, the Company’s outstanding gold bullion contracts and gold sale prepayment arrangements were as follows:

	Put	Call	2023	2024
	Weighted average $/ounce		Thousands of ounces
Zero cost collars	1,700	2,252	46	—
Zero cost collars	1,850	1,990	38	—
Zero cost collars	1,850	2,175	15	—
Zero cost collars	1,850	2,191	15	—
Subtotal gold bullion contracts			114

2022 Prepay Arrangements – collar	1,700	2,100	—	100
2022 Prepay Arrangements – forward	1,753	—	—	50
Subtotal gold sale prepay arrangements	—	—	—	150
Total[1]	—	—	114	150
1.The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2023. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.
The Company’s cost metrics were impacted as follows by realized derivative gains and losses:

	Q1 2023	Q1 2022

Cost of sales per ounce sold before hedging	$1,199	$953
Realized derivative gains per ounce sold	22	32
Cost of sales per ounce sold	$1,176	$921

Cash cost per ounce sold before hedging	$1,116	$947
Realized derivative gains per ounce sold	22	32
Cash cost per ounce sold	$1,094	$914

AISC per ounce sold before hedging	$1,548	$1,425
Realized derivative gains per ounce sold	23	36
AISC per ounce sold	$1,525	$1,389
Figures may not be calculated based on amounts presented in this table due to rounding.

Shareholders' Equity

Number issued and outstanding (millions)	March 31, 2023	May 10, 2023
Common shares	480.9	481.0
Options[1]	4.4	4.3
1.Refer to note 21 of the consolidated interim financial statements for all outstanding equity awards.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	25

QUARTERLY FINANCIAL REVIEW

	2023	2022				2021
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$226.2	$207.2	$254.5	$232.1	$265.0	$206.4	$230.1	$220.4
Net earnings (loss) from continuing operations	$10.7	$(0.2)	$(43.5)	$(16.5)	$23.8	$(54.2)	$(57.8)	$4.4
Net earnings (loss) from discontinued operations	$6.3	$29.0	$(66.4)	$13.0	$8.0	$(149.8)	$(14.7)	$(4.7)
Net earnings (loss) attributable to equity holders	$6.3	$(3.8)	$(45.5)	$(22.2)	$16.0	$(51.9)	$(61.4)	$(0.1)
Basic and diluted earnings (loss) per share attributable to equity holders	$0.01	$(0.01)	$(0.09)	$(0.05)	$0.03	$(0.11)	$(0.13)	$—
In the third quarter 2022 and the fourth quarter 2021, net losses from discontinued operations were higher due to impairment charges recorded in respect of Rosebel Gold Mines.
Revenues
Revenues from continuing operations were $226.2 million in the first quarter 2023 from sales of 119,000 ounces (109,000 ounces on an attributable basis) at an average realized gold price of $1,893 per ounce, lower by $38.8 million or 15% than the prior year period, due to lower sales, partially offset by a higher realized gold price.
Cost of sales
Cost of sales excluding depreciation was $139.1 million in the first quarter 2023, higher by $5.0 million or 4% than the prior year period, due to increased mining activity at Westwood and inflationary pressures on commodity inputs.
Depreciation expense
Depreciation expense was $44.0 million in the first quarter 2023, lower by $15.9 million or 27% than the prior year period primarily due to lower production volumes at Essakane compared to the prior year period.
Exploration expense
Exploration expense was $7.7 million in the first quarter 2023, lower by $0.3 million or 4% than the prior year period due to lower planned spend.
General and administrative expense
General and administrative expense were $12.7 million in the first quarter 2023, lower by $1.5 million or 11% than the prior year period, primarily due to lower share-based payments ($1.4 million) and consulting costs ($0.3 million), partially offset by lower realized gains on cash flow hedges ($0.3 million).
Income tax expense
Income tax expense was $8.6 million in the first quarter 2023, lower by $16.4 million or 66% than the prior year period. The income tax expense is comprised of a current income tax expense of $11.7 million offset by a deferred income tax recovery of $3.1 million, lower than the prior year period for current tax expense by $17.2 million or 60% and lower for deferred tax recovery by $0.8 million or 21%, respectively. This is primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2022, under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2022, providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2022, evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated interim financial statements in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	26

•provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated interim financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2022 by the Company’s management, including the CEO and the CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2023 and their design remains effective.
Limitations of Control and Procedures
The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated interim financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2022.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a “qualified person” as defined by NI 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Statement Regarding Forward-Looking Information”.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	27

Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated interim financial statements and related notes for the three months ended March 31, 2023. The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed and incorporated into existing ERM assessment, measurement, monitoring and reporting processes. These practices ensure management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors levels.
The principal risks and uncertainties to the Company’s business, financial condition, and results of operations that were identified by management as new or elevated in the first quarter 2023 are described above under “Market Risk” and below. Readers are cautioned that no ERM framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated. As such, there may be additional new or elevated risks to the Company in the first quarter 2023 that are not described above under “Market Risk” or below.
For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in each of the Company’s latest annual information form dated March 27, 2023 (“AIF”) and supplemented by the audited consolidated financial statements and the MD&A for the year-ended December 31, 2022, as filed with Canadian securities regulatory authorities at www.sedar.com and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov, which is hereby incorporated by reference herein.
Security and Political Instability
The political and security environment in Burkina Faso deteriorated over the course of 2022, and remains volatile, particularly in the Sahel region where the Company’s Essakane mine is located. The country experienced two military coups in 2022. In early 2023, the Government of Burkina Faso ended a military accord with France and all French troops stationed in Burkina Faso left the country in February 2023. There have been militant attacks and threats on the supply chain and transit routes over the course of 2022. Mining activities were affected in 2022 and in the first quarter 2023 as a result of the deteriorating security environment in the region impacting the in-country supply chain and travel routes to the mine. The Company continues to adjust its operating activities in response to the prevailing security situation, as the safety and security of the Company’s personnel and physical assets are of paramount concern.
There is an elevated risk to the Company’s operations, assets, financial results and personnel in Burkina Faso for the foreseeable future. Supply chains and transit routes on national roads remain particularly exposed to elevated risks of further militant attacks. An actual, potential or threatened terrorist attack on the Company's operations and/or personnel and/or supplies on travel routes could have a material adverse effect on the Company’s business, operations, liquidity and capital resources.
The Company’s operations at Essakane are expected to account for all of the Company’s positive mine site free cash flow in 2023. Any adverse condition affecting mining, processing conditions, labour relations, supply chain, or taxation could have a material adverse effect on the Company’s business, operations, liquidity and capital resources.
Liquidity and Capital Resources
The proceeds of the sale of the Rosebel mine and the Boto Gold Project, and the financing agreement with Sumitomo, coupled with the expected completion of the sale of the remaining Bambouk assets in the third quarter 2023, are intended to meet the Company’s remaining funding requirements for the completion of construction at the Côté Gold Project. Any limitation on the transfer of cash or other assets between the parent corporation and its subsidiaries and foreign entities, control over cash repatriation, as well as requests by local governments to sell gold from operations locally, could restrict the Company’s ability to fund its operations effectively, and the Company may be required to use other sources of funds for these objectives.
The availability of capital to the Company and the cost of capital are subject to general economic conditions and lender and investor interest in the Company and its projects. The cost of capital has increased in 2023 due to rising rates intended to curb inflation. There can be no certainty that the Company will be successful in obtaining additional financing arrangements or any extension of or amendments to its current financing arrangements on terms and/or conditions that are favourable to the Company, or at all, should the Company require additional financing. The inability of the Company to increase its liquidity and capital resources could have a material adverse effect on its business, financial condition and results of operations.
Cost Management
Inflation continues to be at high levels recorded and is predominantly driven by the cost of goods as input costs continue to increase combined with elevated energy prices. Any inability to contain operating costs such as labour, energy, fuel and consumables, or any increase in royalties and taxation, can negatively impact the Company’s earnings and cash flow and may have a material adverse effect on the Company’s business operations, liquidity and capital resources. Failure to achieve production or cost estimates or the occurrence of material increases in costs could result in a material adverse impact on the Company’s business, financial condition and results of operations. Additionally, certain cost containment or reduction initiatives that are in place may not be sustainable over a longer period of time and the Company may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	28

Project Execution
Construction costs and the estimated period to complete a project can be impacted by a wide variety of factors such as inflationary pressures, supply chain disturbances, weather, labour disputes and the tight labour market among other, many of which are beyond the control of the Company and could impact the timing of activities, availability of workforce and productivity. The capital expenditures and time period required to complete the construction of Côté Gold are considerable and changes in costs due to inflation, labour availability and productivity, the availability of equipment and materials, weather, market conditions or other events that impact construction and commissioning schedules can negatively affect the estimated timing of commencement of production, which is expected to occur in early 2024, and the Company’s share of the costs of construction. Actual costs and economic returns from the Côté Gold Project may differ materially from the Company’s estimates and variances from expectations could have a material adverse effect on the Company’s business, financial conditions and results of operations and, liquidity.
NON-GAAP1 FINANCIAL MEASURES

The Company uses certain non-GAAP financial measures in its MD&A which are described in the following section. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The definitions of these measures, the reconciliation to the amounts presented in the consolidated interim financial statements, and the reasons for the presentation of these measures are included below. The non-GAAP financial measures are consistent with those presented previously and there have been no changes to the basis of calculation, except for the change to the presentation of cash cost per ounce sold described in more detail below.
Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company’s financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q1 2023	Q1 2022
Revenues	$226.2	$265.0
By-product credits and other revenues	(0.5)	(0.9)
Gold revenues	$225.7	$264.1
Sales (000s oz) – 100%	119	147
Average realized gold price per ounce[1,2,3] ($/oz)	$1,893	$1,789
1.Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2.Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.
3.Average realized gold price per ounce sold in the first quarter 2022 includes 37,500 ounces at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.
Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold
The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.
Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

__________________________
1.GAAP - Generally accepted accounting principle

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	29

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated statements.

($ millions, continuing operations, except where noted)	Q1 2023	Q1 2022
Cost of sales	$183.1	$194.0
Depreciation expense[1]	(44.0)	(59.9)
Cost of sales[1], excluding depreciation expense	$139.1	$134.1
Adjust for:
Other mining costs	(0.4)	(0.9)
Abnormal portion of operating costs at Essakane	(9.5)	—
Cost attributed to non-controlling interests[2]	(9.5)	(10.3)
Cash costs – attributable	$119.7	$122.9
Total gold sales (000 oz) – attributable	109	135
Cash costs[4] ($/oz sold) – attributable	$1,094	$914
Cash costs Rosebel – attributable	$22.4	$60.7
Gold sales Rosebel (000 oz) – attributable	24	46
Total cash costs[4] all operations – attributable	$142.1	$183.6
Total gold sales[3] all operations (000 oz) – attributable	133	181
Cash costs[4] all operations ($/oz sold) – attributable	$1,068	$1,017
1.As per note 28 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3.Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
4.Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, continuing operations, except where noted)	Q1 2023	Q1 2022
Cost of sales	$183.1	$194.0
Depreciation expense[1]	(44.0)	(59.9)
Cost of sales[1], excluding depreciation expense	$139.1	$134.1
Adjust for:
Sustaining capital expenditures[1]	34.0	56.1
Corporate general and administrative costs[2]	11.9	12.9
Other costs[3]	2.7	(1.4)
Abnormal portion of operating costs at Essakane	(9.5)	—
Cost attributable to non-controlling interests[4]	(11.4)	(14.9)
AISC – attributable	$166.8	$186.8
Total gold sales (000s oz) – attributable	109	135
AISC[6] ($/oz sold) – attributable	$1,525	$1,389
AISC excluding by-product credits[6] ($/oz sold) – attributable	$1,529	$1,396
AISC Rosebel – attributable	$32.0	$82.2
Gold sales Rosebel (000s oz) – attributable	24	46
AISC all operations – attributable	$198.8	$269.0
Total gold sales[5] all operations (000s oz) – attributable	133	181
AISC[6] all operations ($/oz sold) – attributable	$1,495	$1,490
AISC all operations excluding by-product credits[6] ($/oz sold) – attributable	$1,498	$1,495
1.As per note 28 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Corporate general and administrative costs exclude depreciation expense.
3.Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, prior period operating costs, partially offset by by-product credits.
4.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
5.Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
6.AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	30

The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q1 2023	Q1 2022
Capital expenditures for property, plant and equipment	$194.1	$136.1
Capital expenditures for exploration and evaluation assets	—	0.4
Working capital adjustments	16.6	(0.4)
	$210.7	$136.1
Capital expenditures – sustaining	34.1	56.1
Capital expenditures – expansion	$176.6	$80.0

($ millions, except where noted)	Q1 2023	Q1 2022
Essakane	$16.8	$47.7
Westwood	17.2	7.3
	$34.0	$55.0
Corporate	0.1	1.1
Capital expenditures – sustaining	$34.1	$56.1

($ millions, except where noted)	Q1 2023	Q1 2022
Essakane	$0.9	$1.0
Westwood	—	0.5
	$0.9	$1.5
Côté Gold (70%)	175.7	78.5
Capital expenditures – expansion	$176.6	$80.0

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	31

EBITDA and Adjusted EBITDA
EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company’s ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company’s ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q1 2023	Q1 2022
Earnings before income taxes - continuing operations	$19.3	$48.8
Add:
Depreciation	44.4	60.3
Finance costs	4.7	1.2
EBITDA - continuing operations	$68.4	$110.3
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	0.8	(3.3)
Insurance recoveries	—	(1.2)
Write-down of assets	—	0.1
NRV write-down of stockpiles/finished goods	0.6	1.7
Foreign exchange loss	—	3.6
Abnormal portion of operating costs at Essakane	9.5	—
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.4)
Severance costs	0.5	—
Gain on sale of assets	(0.5)	—
Changes in estimates of asset retirement obligations at closed sites	4.2	—
Adjusted EBITDA - continuing operations	$83.0	$110.8
Including discontinued operations:
EBITDA - discontinued operations	$14.4	$24.7
Adjusted items:
Gain on non-hedge derivatives	—	(1.6)
Write-down of stockpile/finished goods	—	2.6
Loss on sale of Rosebel	7.4	—
Foreign exchange (gain) loss	—	(0.2)
Severance costs	1.5	—
Write-down of assets	0.1	1.3
EBITDA - all operations	$82.8	$135.0
Adjusted EBITDA - all operations	$106.4	$137.6

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	32

Adjusted Net Earnings Attributable to Equity Holders
Adjusted net earnings attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company’s performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company’s underlying performance. The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $19.3 million, to adjusted net earnings attributable to equity holders of the Company of $24.9 million in the first quarter 2023.

($ millions, except where noted)	Q1 2023	Q1 2022
Earnings before income taxes and non-controlling interests - continuing operations	$19.3	$48.8
Adjusting items:
Unrealized gain on non-hedge derivatives	0.8	(3.3)
Insurance recoveries	—	(1.2)
Write-down of assets	—	0.1
NRV write-down of stockpiles/finished goods	0.7	1.8
Foreign exchange loss	—	3.6
Other finance costs	2.7	—
Abnormal portion of operating costs at Essakane	10.1	—
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.4)
Gain on sale of assets	(0.5)	—
Changes in estimates of asset retirement obligations at closed sites	4.2	—
Adjusted earnings before income taxes and non-controlling interests - continuing operations	$36.8	$49.4
Income taxes	(8.6)	(25.0)
Tax on foreign exchange translation of deferred income tax balances	3.1	(0.4)
Tax impact of adjusting items	(2.0)	0.2
Non-controlling interests	(4.4)	(7.8)
Adjusted net earnings attributable to equity holders - continuing operations	$24.9	$16.4
Adjusted net earnings per share attributable to equity holders - continuing operations	$0.05	$0.03
Including discontinued operations:
Net earnings before income tax and non-controlling interest – discontinued operations	$14.3	$9.6
Adjusted items:
Unrealized (gain) on non-hedge derivatives	—	(1.6)
NRV write-down of stockpiles/finished goods	—	3.5
Loss on sale of Rosebel	7.4	—
Foreign exchange (gain) loss	—	(0.2)
Severance costs	1.5	—
Write-down of assets	0.1	1.3
Adjusted earnings before income taxes and non-controlling interests - discontinued operations	$23.3	$12.6
Income taxes	(8.0)	(1.6)
Tax impact of adjusting items	—	(1.1)
Non-controlling interests	(0.7)	(0.2)
Adjusted net earnings attributable to equity holders - discontinued operations	$14.6	$9.7
Adjusted net earnings per share attributable to equity holders - discontinued operations	$0.03	$0.02
Adjusted net earnings attributable to equity holders - all operations	$39.5	$26.1
Adjusted net earnings per share attributable to equity holders - all operations	$0.08	$0.05
Basic weighted average number of common shares outstanding (millions)	479.0	477.6

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	33

Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q1 2023	Q1 2022
Net cash from operating activities - continuing operations	$13.4	$116.0
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	3.4	(0.8)
Inventories and non-current ore stockpiles	14.8	(7.8)
Accounts payable and accrued liabilities	24.1	1.3
Net cash from operating activities before changes in working capital - continuing operations	55.7	108.7
Net cash from operating activities before changes in working capital - discontinued operations	21.9	25.2
Net cash from operating activities before changes in working capital	$77.6	$133.9
Mine-Site Free Cash Flow
Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q1 2023	Q1 2022
Net cash from operating activities - continuing operations	$13.4	$116.0
Add:
Operating cash flow used by non-mine site activities	24.2	27.4
Cash flow from operating mine-sites - continuing operations	37.6	143.4
Capital expenditures - continuing operations	215.1	142.2
Less:
Capital expenditures from construction and development projects and corporate	(180.2)	(85.7)
Capital expenditures from operating mine-sites - continuing operations	34.9	56.5
Mine-site cash flow - continuing operations	2.7	86.9
Cash flow from discontinued mine-sites	15.4	26.2
Capital expenditures from discontinued operations	(9.5)	(26.5)
Mine-site cash flow - discontinued operations	5.9	(0.3)
Total mine-site free cash flow	$8.6	$86.6
Liquidity and Net Cash (Debt)
Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	March 31	December 31
($ millions, continuing operations, except where noted)	2023	2022
Cash and cash equivalents	$532.1	$407.8
Available Credit Facility	257.3	26.6
Available Liquidity	$789.4	$434.4

IAMGOLD CORPORATION First Quarter 2023 Management’s Discussion and Analysis	34

	March 31	December 31
($ millions, continuing operations, except where noted)	2023	2022
Cash and cash equivalents	$532.1	$407.8
Lease liabilities	(96.8)	(73.8)
Long-term debt[1]	(664.2)	(921.2)
Drawn letters of credit issued under Credit Facility	(32.7)	(18.4)
Net cash (debt)	$(261.6)	$(605.6)
1.Includes principal amount of the Notes of $450.0 million, Credit Facility of $200.0 million and equipment loans of $14.2 million (December 31, 2022 - $450 million, $455.0 million and $16.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “continue”, “expect”, “budget”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “cover”, “strategy”, or “project” or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this MD&A include, without limitation, those under the headings “Outlook”, “Quarterly Updates”, “Exploration”, “Liquidity and Capital Resources” and “Market Trends” and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company’s guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction of the Côté Gold project; the updated life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company’s portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk assets; permitting timelines and the expected receipt of permits; inflation; global supply chain constraints; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company’s operational and financial performance and financial condition; and government regulation of mining operations.
The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.
Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk assets; the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company’s supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company’s Essakane mine; the ongoing impacts of COVID-19 (and its variants) on the Company and its workforce; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry

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in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company’s credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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